UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 23, 2017 titled “GeoPark Announces High-Impact Acquisition in Colombia Adjacent to Successful Llanos 34 Block”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES HIGH-IMPACT ACQUISITION IN COLOMBIA

ADJACENT TO SUCCESSFUL LLANOS 34 BLOCK

Bogota, Colombia –October 23, 2017 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina and Peru, today announced the execution of a joint venture agreement related to certain exploration activities in a new high-potential exploration acreage (“Tiple Block Acreage”) in the Llanos Basin in Colombia, through a partnership with CEPSA Colombia S.A. (a subsidiary of CEPSA SAU, the Spanish integrated energy and petrochemical company).

The Tiple Block Acreage is located adjacent to GeoPark’s prolific Llanos 34 block (GeoPark operated, 45% WI), where GeoPark has discovered more than 230 million barrels of oil (mmbo) 3P gross, and increased production from zero to over 50,000 bopd gross in less than five years. The exploration area covers approximately 21,000 acres and has full 3D seismic coverage.

The Agreement provides for GeoPark to drill one exploration well in the Tiple Block Acreage. In the event of a commercial discovery, GeoPark would acquire and operate 85% of the Tiple Block Acreage, subject to other contractual conditions being met. The well is scheduled to be drilled in the first half of 2018, with a total estimated investment of $7-8 million (including drilling, completion, civil works and other facilities).

James F. Park, CEO of GeoPark, said: “This is a meaningful addition to our large oil and gas acreage inventory because of its geographic and geologic proximity to our rapidly-growing and highly-successful Llanos 34 Block. It gives us more valuable land and prospects to further expand the high-impact structural and stratigraphic oil play we are pioneering in the Llanos Basin. We look forward to our first partnership with the CEPSA group – which has an important presence and track-record of success in Latin America.”

VENEZUELA
COLOMBIA
Bogota
LLANOS BASIN
TIPLE BLOCK
LLANOS 34 BLOCK
200 km

For further information please contact:
INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the acquisition, estimated capital expenditures and currently estimated gross unrisked resources relating to the acquisition. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

2

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: October 23, 2017